

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2014

Via E-mail
Kenneth D. Mann, Vice President
Deltic Timber Corporation
210 East Elm Street, P.O. Box 7200
El Dorado, Arkansas 71731-7200

> **RE:** **Deltic Timber Corporation**
> **December 31, 2013 Form 10-K filed March 5, 2014**
> **File No. 1-12147**

Dear Mr. Mann:

We have completed our review of your filing. We remind you that our comments, and changes to disclosure in response to our comments, do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief